UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RetailMeNot, Inc.

(Name of Issuer)

Series 1 Common Stock, $0.001 par value per share

(Title of Class of Securities)

76132B 106

(CUSIP Number)

July 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76132B 106

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,160,181 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,160,181 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,181 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.3% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) IA

(1)	J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to J.P. Morgan Digital Growth Fund L.P. (“DGF”), 522 Fifth Avenue Fund, L.P. (“522 Fund”), and J.P. Morgan Secondary Private Equity Investors II, L.P. (“SPEI”). Voting and dispositive power with respect to the shares of RetailMeNot, Inc. held by DGF, 522 Fund, SPEI, and certain other client accounts, which are reported on this Schedule 13G, reside with JPMIM.

CUSIP No. 76132B 106

1.	Names of Reporting Persons J.P. Morgan Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,031,151 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,031,151 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,031,151 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.0% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76132B 106

1.	Names of Reporting Persons 522 Fifth Avenue Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 76,343 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 76,343 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,343 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76132B 106

1.	Names of Reporting Persons J.P. Morgan Secondary Private Equity Investors II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 152,687(see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 152,687 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,687 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

RetailMeNot, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 Congress Avenue

Suite 700

Austin, Texas 78701

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment adviser under the Investment Advisers Act of 1940; J.P. Morgan Digital Growth Fund L.P. (“DGF”); 522 Fifth Avenue Fund, L.P. (“522 Fund”); and J.P. Morgan Secondary Private Equity Investors II L.P. (“SPEI,” and together with JPMIM, DGF, and 522 Fund, the “Reporting Persons”). JPMIM is the investment advisor to DGF, 522 Fund and SPEI. In addition, 522 Fifth Avenue Corporation is the general partner of 522 Fund and a subsidiary of JPMIM. Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement between JPMIM, DGF, 522 Fund and SPEI that this Schedule 13G is filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:

For JPMIM, DGF and 522 Fund:

270 Park Avenue

New York, New York 10017

For SPEI:

270 Park Avenue, 25th Floor

New York, New York 10017

(c)	Citizenship:

For all Reporting Persons, Delaware.

(d)	Title of Class of Securities:

Series 1 Common Stock, $0.001 par value per share

(e)	CUSIP Number:

76132B 106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

1.	J.P. Morgan Investment Management Inc.

(a) Amount beneficially owned: 7,160,181(1)(2)

(b) Percent of class: 14.3%(3)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 7,160,181(1)(2)

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 7,160,181(1)(2)

2.	J.P. Morgan Digital Growth Fund L.P.

(a) Amount beneficially owned: 6,031,151(2)(4)

(b) Percent of class: 12.0%(3)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 6,031,151(2)(4)

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 6,031,151(2)(4)

3.	522 Fifth Avenue Fund L.P.

(a) Amount beneficially owned: 76,343(2)(4)

(b) Percent of class: 0.2%(3)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 76,343(2)(4)

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 76,343(2)(4)

4.	J.P. Morgan Secondary Private Equity Investors II L.P.

(a) Amount beneficially owned: 152,687 (2)(4)

(b) Percent of class: 0.3%(3)

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 152,687(2)(4)

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 152,687(2)(4)

(1) Consists of (i) 152,687 shares of Series 1 common stock held by SPEI; (ii) 900,000 shares of Series 1 common stock held by client accounts that are advised by JPMIM (other than as detailed in clauses (i), (iii) and (iv)); (iii) 6,031,151 shares of Series 2 common stock held by DGF; and (iv) 76,343 shares of Series 2 common stock held by 522 Fund. Voting and dispositive power with respect to these shares reside with JPMIM. The total number of shares that the Reporting Persons are reporting pursuant to this Schedule 13G represents an aggregate of 7,160,181 shares, representing an aggregate 14.3% of the Issuer’s outstanding Series 1 common stock.

(2) Each share of Series 2 common stock is convertible into Series 1 common stock on a one-for-one basis.

(3) Percentage amounts treat shares of Series 2 common stock held by each Reporting Person, if any, as converted into Series 1 common stock only for purposes of computing percentage ownership amounts of such Reporting Person and is based on 44,099,480 shares of Series 1 common stock outstanding as of June 30, 2013, after giving effect to the Issuer’s initial public offering, as indicated by the Issuer’s final prospectus filed pursuant to Rule 424(b) filed with the Securities and Exchange Commission on July 19, 2013.

(4) Voting and dispositive power with respect to these shares reside with JPMIM.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 29, 2013

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

J.P. MORGAN DIGITAL GROWTH FUND L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

522 FIFTH AVENUE FUND L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

J.P. MORGAN SECONDARY PRIVATE INVESTORS II L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of RetailMeNot, Inc.

Dated July 29, 2013

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

J.P. MORGAN DIGITAL GROWTH FUND L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

522 FIFTH AVENUE FUND L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director

J.P. MORGAN SECONDARY PRIVATE INVESTORS II L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Robert Cousin
Name: Robert Cousin
Title: Managing Director